                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1(b) AND (c)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)


                           ACTIVE VOICE CORPORATION
            --------------------------------------------------------
                               (Name of Issuer)


                                Common Stock
            --------------------------------------------------------
                       (Title of Class of Securities)


                                004938 10 6
            --------------------------------------------------------
                               (CUSIP Number)


                                ------------
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CUSIP No.  004938 10 6                13G                     Page 2 of 5 Pages
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    Robert C. Greco
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
-------------------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY OWNED BY       5   SOLE VOTING POWER
       EACH REPORTING PERSON WITH                 510,472
                                             ----------------------------------
                                              6   SHARED VOTING POWER
                                                  0
                                             ----------------------------------
                                              7   SOLE DISPOSITIVE POWER
                                                  510,472
                                             ----------------------------------
                                              8   SHARED DISPOSITIVE POWER
                                                  0
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    510,472
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     11.1%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13G

Item 1(a).   Name of Issuer:

             ACTIVE VOICE CORPORATION

Item 1(b).   Address of Issuer's Principal Executive Offices:

             2901 THIRD AVENUE, SUITE 500, SEATTLE, WA  98121

Item 2(a).   Name of Person Filing:

             ROBERT C. GRECO

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             2901 THIRD AVENUE, SUITE 500
             SEATTLE, WA  98121

Item 2(c).   Citizenship:

             U.S.A.

Item 2(d).   Title of Class of Securities:

             COMMON STOCK

Item 2(e).   CUSIP Number:

             004938 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          NOT APPLICABLE.

Item 4.   Ownership.

         If the percent of the class owned, as of December31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

   (a)   Amount beneficially owned:
         510,472

   (b)   Percent of class:  11.1%

   (c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote:  510,472

         (ii)  Shared power to vote or to direct the vote:  0

         (iii) Sole power to dispose or direct the disposition of:  510,472

         (iv)  Shared power to dispose or to direct the disposition of:  0

   *INCLUDES 1,666 SHARES SUBJECT TO AN OPTION EXERCISABLE WITHIN 60 DAYS OF DECEMBER 31, 1998.

Item 5.   Ownership of Five Percent or Less of a Class.

          NOT APPLICABLE.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          OF THE SHARES REPORTED, 300,000 SHARES ARE HELD BY A LIMITED PARTNERSHIP, OF WHICH MR. GRECO IS THE SOLE GENERAL PARTNER. THE PARTNERSHIP HAS THE RIGHT TO RECEIVE DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          NOT APPLICABLE.

Item 8.   Identification and Classification of Members of the Group.

          NOT APPLICABLE.

Item 9.   Notice of Dissolution of Group.

          NOT APPLICABLE.

                                   page 4 of 5
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Item 10.   Certification.

           NOT APPLICABLE.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        January 26, 1999



                                        /s/ Robert C. Greco
                                        --------------------------------
                                        Robert C. Greco





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